As filed with the Securities and Exchange Commission on October 7, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

JASPER THERAPEUTICS, INC.
(Name of Subject Company (Issuer))

JASPER THERAPEUTICS, INC. (Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Warrants exercisable for Common Stock at an exercise price of $2.92 per share
(Title of Class of Securities)

Jeet Mahal
Chief Executive Officer
Jasper Therapeutics, Inc.
2200 Bridge Pkwy

Suite #102
Redwood City, CA 94065
(650) 549-1400
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:
Fahd M.T. Riaz, Esq.
DLA Piper LLP (US)

One Liberty Place
1650 Market Street

Suite 5000

Philadelphia, PA 19103
Tel: (215) 656-3300

Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer. ☐

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the tender offer by Jasper Therapeutics, Inc., a Delaware corporation (the “Company”), to purchase for cash any and all of its outstanding Warrants (as defined in Item 2 below) to purchase common stock, par value $0.0001, at a price of $0.324 per Warrant, without interest (the “Offer Purchase Price”). The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 7, 2026 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Exchange Act. The information contained in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated by reference in response to all of the items of this Schedule TO as more particularly set forth below.

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address: The name of the subject company is Jasper Therapeutics, Inc., a Delaware corporation. Our principal executive offices are located at 2200 Bridge Pkwy Suite #102, Redwood City, CA 94065. Our telephone number is (650) 549-1400.

(b) Securities: The subject class of securities consists of outstanding warrants to purchase the Company’s common stock, par value $0.0001, which were publicly issued and sold as part of an underwritten public offering on September 18, 2025 (the “September 2025 Offering”), which entitle such warrant holders to purchase one share of common stock at an exercise price of $2.92, subject to adjustments (the “Warrants”).

As of October 6, 2026 there were 12,345,707 Warrants outstanding. Any and all of the Warrants are eligible to be tendered pursuant to the Offer. All Warrants that are validly tendered and accepted for purchase will be cancelled.

Item 3. Identity and Background of Filing Person.

(a) Name and Address: The Company is the subject company and the filing person. The business address and telephone number of the Company are set forth under Item 2(a) above. The Company’s internet address is www.jaspertx.com. Unless expressly stated otherwise, the information contained on its website or connected to its website is not incorporated by reference into this Schedule TO and should not be considered part of this Schedule TO.

The names of the executive officers and directors of the Company are set forth below. The business address for each such person is: c/o Jasper Therapeutics, Inc. 2200 Bridge Pkwy, Suite #102, Redwood City, CA 94065, and the telephone number for each such person is (650) 549-1400.

Name	Position
Jeet Mahal	Chief Executive Officer and Director
Herb Cross	Chief Financial Officer
Greg Keenan, M.D.	Chief Medical Officer
Matthew Ros	Chief Operating Officer
Wenru Song, M.D., Ph.D.	Executive Vice President and Head of R&D
Thomas Wiggans	Director
Judith Shizuru, M.D., Ph.D.	Director
Kurt von Emster	Director
Svetlana Lucas, Ph.D.	Director
Patrick Crutcher, MSc.	Director

The information set forth under “The Offer, Section 5.D. Background and Purpose of the Offer — Interests of Directors and Executive Officers” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms: The information set forth under the following headings in the Offer to Purchase is incorporated herein by reference.

“Summary Term Sheet”

“The Offer, Section 1. General Terms”

“The Offer, Section 2. Procedure for Tendering Warrants”

“The Offer, Section 3. Withdrawal Rights”

“The Offer, Section 4. Acceptance of Warrants and Payment of Offer Purchase Price”

“The Offer, Section 5. Background and Purpose of the Offer”

“The Offer, Section 6. Source and Amount of Funds”

“The Offer, Section 7. Transactions and Agreements Concerning the Company’s Securities”

“The Offer, Section 8. Security Ownership of Certain Beneficial Owners and Management”

“The Offer, Section 9. Conditions; Termination; Waivers; Extensions; Amendments”

“The Offer, Section 10. Material U.S. Federal Income Tax Consequences”

“The Offer, Section 11. Forward-Looking Statements; Risk Factors”

“The Offer, Section 12. Additional Information; Miscellaneous”

(b) Purchases: The information set forth under “The Offer, Section 5.D. Background and Purpose of the Offer — Interests of Directors and Executive Officers” in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Arrangements.

(a) Agreements Involving the Subject Company’s Securities: The information set forth under “The Offer, Section 7. Transactions and Agreements Concerning the Company’s Securities” in the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes: The information set forth under “The Offer, Section 5.C. Background and Purpose of The Offer — Purpose of the Offer” in the Offer to Purchase is incorporated herein by reference.

(b) Use of the Securities Acquired: The Warrants tendered will be retired and cancelled by the Company.

(c) Plans: The information set forth under “The Offer, Section 5.E. Background and Purpose of The Offer — Plans, Proposals or Negotiations” in the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds: The information set forth under “The Offer, Section 6. Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

(b) Conditions: The information set forth under “The Offer, Section 9. Conditions; Termination; Waivers; Extensions; Amendments” in the Offer to Purchase is incorporated herein by reference.

(c) Borrowed Funds: The information set forth under “The Offer, Section 6. Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership: The information set forth under “The Offer, Section 8. Security Ownership of Certain Beneficial Owners and Management” in the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions: The information set forth under “The Offer, Section 7. Transactions and Agreements Concerning the Company’s Securities” and “The Offer, Section 8. Security Ownership of Certain Beneficial Owners and Management” in the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations: The information set forth under “The Offer, Section 7. Transactions and Agreements Concerning the Company’s Securities” is incorporated herein by reference. None of the Company, its directors, officers or employees is making any recommendation as to whether holders of Warrants should tender their Warrants. Holders of Warrants must make their own decision as to whether to tender some or all of their Warrants.

(b) Employees and Corporate Assets: The information set forth under “The Offer, Section 7. Transactions and Agreements Concerning the Company’s Securities” is incorporated herein by reference.

Item 10. Financial Statements.

(a)	Financial Information: Not applicable.

(b)	Pro Forma Information: Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings: The information set forth under “The Offer, Section 5.D. Background and Purpose of the Offer — Interests of Directors and Executive Officers” in the Offer to Purchase is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

(b) Other Material Information: The information set forth under “Summary Term Sheet”, “The Offer, Section 11. Forward-Looking Statements; Risk Factors” and “The Offer, Section 12. Additional Information; Miscellaneous” in the Offer to Purchase is incorporated herein by reference.

The Company will amend this Schedule TO to include documents that it may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and prior to the expiration of the Offer, to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated October 7, 2026.

(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Form W-9).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(2) – (4)	Not Applicable

(a)(5)(i)	Press Release, dated October 7, 2026, announcing cash tender offer for Jasper Therapeutics, Inc. warrants.

(d)(2)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

107	Filing Fee Table

Item 12(b). Exhibits.

Filing Fee Exhibit

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: October 7, 2026

Jasper Therapeutics, Inc.

/s/ Jeet Mahal
Name:	Jeet Mahal
Title:	Chief Executive Officer